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                                    NEWS BULLETIN

   FRANKLIN COVEY
                                                     For Further Information:
   2200 WEST PARKWAY BOULEVARD                         RICHARD R. PUTNAM
 SALT LAKE CITY, UTAH 84119-2331                         Investor Relations
   WWW.FRANKLINCOVEY.COM                                  (801) 975-1776

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               FRANKLIN COVEY ANNOUNCES CLOSE OF PREMIER SALE AND
                              EXTENDS TENDER OFFER

SALT LAKE CITY, UTAH - DECEMBER 21, 2001 - (NYSE: FC) - Franklin Covey, a leading global learning and performance solutions firm, today announced the close of the sale of its wholly owned subsidiary, Premier, located in Bellingham, Washington, to School Specialty (NASDAQ: SCHS) for $152.5 million. In addition to the $152.5 million sales price, Franklin Covey has received a dividend from Premier of approximately $5 million in cash and will receive a note for the remaining working capital as of the closing date for approximately $8 million.

The Company also announced the extension of its tender offer to buy 7.3 million shares of its Common Stock at $6.00 per share to 5 PM Eastern Time, January 31, 2002. The extension is in response to comments from the Securities Exchange Commission (SEC) requesting that the offering period be extended for a minimum of five business days after the closing of the Company's sale of Premier Agendas to School Specialty. The Company has elected to extend the offering period to January 31, 2002.

ABOUT FRANKLIN COVEY
Franklin Covey Co. is a leading global learning and performance services firm assisting professionals and organizations in measurably increasing their effectiveness in leadership, productivity, communication and sales. Clients include 80 of the Fortune 100, more than three quarters of the Fortune 500, thousands of small and mid-sized businesses, as well as numerous government entities. Organizations and professionals access Franklin Covey services and products through consulting services, licensed client facilitators, public workshops, catalogs, 173 retail stores, WWW.FRANKLINCOVEY.COM and WWW.FRANKLINPLANNER.COM. More than 3,000 Franklin Covey associates provide professional services and products in 44 offices in 38 countries.